SUPPLEMENTARY BENEFIT

Insured Children's Term Insurance

1.   DEFINITIONS

     Insured Child means the Primary Insured's child, stepchild or legally adopted child, who is at least 15 days old; is eligible for insurance at a standard rate; and

     - is named in the application and has not reached the age of 18 on the date of application; or

     - is born to the Primary Insured after the date of application; or

     - is legally adopted by the Primary Insured after the date of application but before the age of 18.

2.   TERM INSURANCE

2.1  Death Benefit

     You must send us satisfactory proof that an Insured Child died while this benefit was in force. Upon receipt of this proof, we will pay the Insured Child death benefit. The death must occur before such Insured Child's 25th birthday and before the Policy Anniversary following the Primary Insured's 65th birthday.

2.2  Beneficiary

     The Primary Insured shall be the Beneficiary for each Insured Child. If the Primary Insured is not living at the time of the Insured Child's death, the Insured Child's estate shall be the Beneficiary. You may designate a different Beneficiary by sending written notice to our Home Office. This provision will not affect the Beneficiary designation in the policy to which it is attached.

2.3. Waiver of Premium or Monthly Deductions

     If the premiums or monthly deductions during total disability of the Primary Insured are waived for the policy, they will also be waived for this benefit.

2.4  Coverage and Premiums

     The amount of the Insured Child death benefit payable on death of each Insured Child and the initial monthly charge for this benefit are shown in the Coverage Description. The death benefit for each Insured Child remains level.

2.5  Death of Primary Insured

     Upon the death of the Primary Insured, while this benefit is in force, we will issue a paid-up term policy on the life of any Insured Child. The policy shall terminate on the earlier of the Insured Child's 25th birthday or the expiration date for the Insured Children's Insurance shown in the Coverage Description. The amount of coverage will be the same as under this benefit. The paid-up term policy shall be incontestable. It shall be owned by the Insured Child or, during any period of legal incapacity, by such Insured Child's legally appointed guardian.

     Paid-up term insurance may be surrendered at any time for its cash value. The cash value shall be equal to the present value of such insurance at the date of surrender based on the Commissioners 1980 Standard Ordinary Mortality Table with interest at 4.50% per year. Values within 30 days after a Policy Anniversary will be the same as on the anniversary. The amounts of these cash values will be furnished on request. Paid-up term insurance has no loan value.

3. CONVERSION

3.1 Conversion

     Upon the expiration of this benefit you may convert this coverage to a new policy without evidence of insurability. If a paid-up term policy has been issued on the life of the Insured Child, the Insured Child may convert the coverage upon expiration to a new policy without evidence of insurability. We must receive in our Home Office a written application to convert before the date this coverage or the paid-up term policy expires. The conversion date will be the issue date of the new policy. On the conversion date, the first premium must be paid on the new policy, and the coverage under this benefit for the Insured Child will terminate.

3.2  New Policy

     We will issue a new policy that may be any permanent plan of insurance we currently offer. The amount of insurance may be no more than five times the amount of the coverage under this benefit. The new policy shall be issued at the Insured Child's attained age, and in the risk class to which the child belonged under this benefit.

4.   TERMINATION

4.1  Termination

     This benefit will terminate on the earlier of the Policy Anniversary following the Primary Insured's 65th birthday, the date this benefit expires (see the Coverage Description), the date the policy terminates or matures, or the date the Insured Child attains the age of 25.

     You may  cancel  this  benefit  by  sending a written  request  to our Home
     Office.

5.   GENERAL PROVISIONS

     The Contract

     This benefit is part of the policy to which it is attached. The terms of the policy also apply unless they conflict with the specific terms of this benefit.

This benefit is effective on the Effective Date, unless a different date is shown below.

Date of issue if other than Effective Date:
                                                SAFECO LIFE INSURANCE COMPANY
                                                R.A. Pierson
                                                Sr. Vice President and Secretary